Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-4) and related Prospectus of Tesoro Logistics LP for the registration of $250,000,000 of 5.875% Senior Notes due 2020 and to the incorporation by reference therein of our reports dated February 24, 2014, with respect to the combined consolidated financial statements of Tesoro Logistics LP and the effectiveness of internal control over financial reporting of Tesoro Logistics LP, included in its Annual Report (Form 10-K) for the year ended December 31, 2013, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Antonio, Texas

April 11, 2014